EXHIBIT (2)(k)

EATON VANCE MUNICIPAL INCOME TRUST Amendment No. 10 to By-Laws – Statement creating an additional series of Auction Preferred Shares November 17, 2008

     WHEREAS, Section 5.1 of Article V of the Agreement and Declaration of Trust dated December 10, 1998 of Eaton Vance Municipal Income Trust (the “Declaration of Trust”), a copy of which is on file in the office of the Secretary of State of The Commonwealth of Massachusetts, provides that the Trustees may, without shareholder approval, authorize one or more classes of shares (which classes may be divided into two or more series), shares of each such class or series having such preferences, voting powers and special or relative rights or privileges (including conversion rights, if any) as the Trustees may determine and as shall be set forth in the By-laws; and

     WHEREAS, pursuant to authority expressly vested in the Trustees of the Trust by Section 5.1 of Article V of the Declaration of Trust, the Trustees have authorized, in addition to that Trust’s common shares, Series A Auction Preferred Shares and Series B Auction Preferred Shares, an additional series of 806 shares of its authorized preferred shares, par value $.01 per share, liquidation preference $25,000 per share plus accumulated but unpaid dividends thereon, if any (whether or not earned or declared), plus the premium, if any, resulting from the designation of a Premium Call Period, designated Series C Auction Preferred Shares.

     NOW, THEREFORE, the By-laws of Eaton Vance Municipal Income Trust are hereby amended as follows:

1. An amended ARTICLE VII follows:

ARTICLE VII

STATEMENT CREATING A SERIES OF AUCTION PREFERRED SHARES

DESIGNATION

Article VII, DESIGNATION, is hereby amended to replace the last sentence of the second paragraph with the following, which shall be the third paragraph:

     Auction Preferred Shares, Series C: 806 shares of beneficial interest of Preferred Shares, par value $.01 per share, liquidation preference $25,000 per share plus an amount equal to accumulated but unpaid dividends (whether or not earned or declared) thereon, is hereby designated “Auction Preferred Shares, Series C.” Each share of Auction Preferred Shares, Series C (sometimes referred to herein as “Series C APS”) may be issued on a date to be determined by the Board of Trustees of the Trust or pursuant to their delegated authority; have an Initial Dividend Rate and an Initial Dividend Payment Date as shall be determined in advance of the issuance thereof by the Board of Trustees of the Trust or pursuant to their delegated authority; and have such other preferences, voting powers, limitations as to dividends, qualifications and terms and conditions of redemption as are set forth in these Amended By-Laws. The Series C APS shall constitute a separate series of Preferred Shares of the Trust, and each share of Series C APS shall be identical. The Series A APS, the Series B APS and the Series C APS are sometimes collectively referred to herein as the “APS.”

Article VII, 1. DEFINITIONS, is hereby amended to include the following definition after “Series B APS.”

     “Series C APS” means the Auction Preferred Shares, Series C.